

Cue Energy Resources Limited

A.B.N. 45 066 383 971


06010299


SEC MAIL PROCESSING SECTION
RECEIVED
JAN 17 2006
WASH, D.C.
192

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

5 January 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.


PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

dlw 1/19




SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH, D.C. 192 SECTION

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Restructuring of Interest in Jeruk Field

Cue Energy Resources Ltd ("Cue") (ASX Code: CUE) is pleased to announce that it has entered into a restructuring of its interest in the Jeruk field area (only) of the Sampang PSC, Indonesia. Cue has entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT MedcoEnergi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field, which has the effect of negating 90.9% of any future Jeruk in kind premium due by Cue (being that portion of the premium due to Medco).

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure previously funded solely by Santos and Medco.

In return for Medco reimbursing the above premium Cue has transferred 6.818182% out of its 15% interest in the Jeruk discovery to Medco.

This effectively negates the requirement for Cue to forego production to the value of approximately USD50 million out of Cue's share of first production from Jeruk and allows Cue to participate in first cash flow from Jeruk.

In addition, Medco will reimburse Cue in cash for the Medco proportional share of the past Jeruk expenditures and working capital, cash called and paid up, equating to approximately USD6m.

Singapore Petroleum Company Limited (SPC) has entered into a similar pro rata arrangement with Medco.

Cue Comment

Cue views the agreement with Medco as an excellent outcome for the company in that;

1. It provides Cue cash flow from first Jeruk production,
2. It provides prorata reimbursement of past costs,
3. It more closely aligns the interests of the Jeruk participants and
4. Cue retains its full 15% interest in the remainder of the promising Sampang PSC.

Cue understands that the Jeruk 3 well will begin drilling later in January, 2006 and that an additional Jeruk 4 well is planned for 2006. Santos has announced that early production is the goal for the field.


SEC MAIL
RECEIVED
PROCESSING
JAN 17 2006
WASH., D.C.
192
SECTION

The new economic interests in Jeruk prior to participation by any Indonesian participant in the Sampang PSC are as follows;

Santos	45% (Operator)
Medco	25%
SPC	21.81818%
Cue	8.181818%

Cue's interest in the rest of the Sampang PSC, including the Oyong development, remains unchanged at 15%.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

5 January 2006